Exhibit 99.1

INTER & CO, INC.

CNPJ/ME nº 42.737.954/0001-21

CVM Registry 8021-7

(Foreign Private Issuer registered in Category “A” of CVM)

NOTICE TO SHAREHOLDERS

UPDATE ON CORPORATE REORGANIZATION

PAYMENT OF FRACTIONAL SHARES

INTER & CO, INC. (Nasdaq: INTR e B3: INBR32) (“Inter&Co”), a company incorporated under the laws of the Cayman Islands (“Inter&Co”), with Class A Shares listed on Nasdaq and Brazilian Depositary Receipts – Level II BDRs (“BDRs”) negotiated on B3 – Brasil, Bolsa, Balcão S.A. (“B3”), in connection with the corporate reorganization that migrated the float of Banco Inter S.A. ("Inter”) to Inter&Co ("Corporate Reorganization”) and in addition to the information disclosed in the Notice to the Shareholders of October 10, 2022 hereby announces that, on October 10, 2022, the auction was held at B3, with the sale of all BDRs arising from the fractions of Inter shares remaining from the incorporation of shares carried out under the Corporate Reorganization, as described in the “Protocol and Justification”, dated as of April 15, 2022 and amended on April 29, 2022.

Post - auction of fractional shares Information:

•	Number of BDRs sold: 61.525
•	Code: INBR32
•	Average Price: R$ 16,26
•	Intermediary: Inter Distribuidora de Títulos e Valores Mobiliários Ltda.
•	Payment date and Payment Method: The amounts received in the aforementioned auction will be made available, net of fees, to the holders of the fractions, two working days after the disclosure of this Notice to Shareholders (i.e., until Monday, October, 31, 2022), in proportion to their participation in each securities sold, in the current accounts of such shareholders, or passed on to their respective custody agents, shareholders' registration is duly updated. For those shareholders who have an outdated registration, the amounts will remain available at Inter's bookkeeping agent, Banco Bradesco S.A.

This Notice to Shareholders is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to purchase any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful in the absence of registration or qualification under the securities laws of such jurisdiction.

Belo Horizonte, October 26, 2022.

SANTIAGO HORACIO STEL

Chief Strategy and Investor Relations Officer